UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                    to
Commission File No. 001-02217
WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan)
(Name of issuer of the securities held pursuant to the plan)
One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer's principal executive offices)

Western Container Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedules
As of December 31, 2013 and 2012
and for the Year Ended December 31, 2013

Western Container Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedules
As of December 31, 2013 and 2012
and for the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Trustees
Western Container Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Western Container Corporation Retirement Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2013 and delinquent participant contributions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Long & Associates, LLC

Alpharetta, Georgia
June 27, 2014

Report of Independent Registered Public Accounting Firm

To the Trustees
Western Container Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Western Container Corporation Retirement Savings Plan (the Plan) as of December 31, 2012. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP

Dallas, Texas
July 15, 2013

Western Container Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
ASSETS
Investments at fair value:
Pooled separate accounts	$34,010,829	$27,162,962
Mutual funds	765,186	1,169,157
Guaranteed interest accounts	1,087,622	2,375,619
Investment contract	2,504,301	1,443,328
Common stock	2,049,055	1,745,545
Total investments, at fair value	40,416,993	33,896,611
Receivables:
Due from broker	—	20,000
Notes receivable from participants	1,776,809	1,815,277
Total receivables	1,776,809	1,835,277
Net assets available for benefits	$42,193,802	$35,731,888
See accompanying Notes to Financial Statements.

Western Container Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,974,964
Interest and dividends	103,160
6,078,124

Interest income on notes receivable from participants	84,673

Contributions:
Participants	1,939,985
Employer	1,339,261
Rollovers	177,073
3,456,319

Total additions	9,619,116

Deductions from net assets attributed to:
Benefit payments	3,138,456
Administrative expenses	18,746
Total deductions	3,157,202

Net increase in net assets available for benefits	6,461,914

Net assets available for benefits:
Beginning of year	35,731,888
End of year	$42,193,802
See accompanying Notes to Financial Statements.

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

1. Plan Description

The following description of the Western Container Corporation (the Company or Plan Sponsor) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration

The Plan is administered by the Company which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  The Plan Administrator has engaged a third party, Principal Life Insurance Company (Principal), to provide recordkeeping and administrative services. Administrative costs applicable to the Plan, except certain contract administrator fees, are paid by the Company.

Eligibility

Employees who have completed 60 days of service, as defined by the Plan, are eligible to participate and are admitted to the Plan the beginning of the month following the date of eligibility.

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation as defined in the Plan, subject to certain maximum limitations imposed by the Internal Revenue Code (IRC) ($17,500 for 2013). Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions, subject to the maximum limit imposed by the IRC ($5,500 for 2013). Participants may also contribute amounts representing distributions from other eligible retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Each year, the Company matches 100% of participant contributions up to 6% of the participant's compensation. Participants are automatically enrolled in an elective deferral contribution of 6% of compensation, unless the participant affirmatively elects a different percentage or elects not to make an elective deferral contribution. Rollover contributions are allowed if they meet certain requirements.

Participant Accounts

Each participant's account is credited with the participant's contributions and any Company matching contribution, as well as allocation of Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements (continued)

1. Plan Description (continued)

Investment Options

The Plan provides that contributions shall be invested in any one or more of the available investment accounts. Participants may change their investment options any time throughout the year via internet or direct phone access with Principal. Effective May 1, 2012, the guaranteed interest accounts were not current investment options; therefore, their activities are limited to withdrawals and interest income.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, noted as follows:

Credited Vesting Service	Vested Percentage
Less than 1 year	0%
1 year	30%
2 or more years	100%

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive benefits as either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or by various types of installment plans set forth in the Plan document. For termination of services due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to 50% of their vested account balance, excluding The Coca-Cola Company stock, not to exceed $50,000. Participants may have no more than one loan outstanding and no more than one loan approved in any 12-month period. Loan terms range from 1-5 years or up to an extended period that shall be consistent with commercial home loan practices for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. The interest rates on outstanding loans at December 31, 2013 range from 4.25% to 9.25% with maturities through 2024. Principal and interest are paid ratably through payroll deductions.

Forfeitures

There were no unallocated forfeitures at December 31, 2013 or December 31, 2012. Amounts forfeited during 2013 were approximately $29,000 and they were used to reduce employer contributions for the year ended December 31, 2013.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in non-benefit responsive guaranteed interest accounts are reported at fair value. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan holds guaranteed interest accounts with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest accounts promise contract value for a benefit event (termination, death, disability and retirement); however, there is a possible surrender charge when funds are withdrawn prior to their maturity. Thus the guaranteed interest accounts are considered non-benefit responsive. Fair market value is the amount that would be received were the funds to be withdrawn or transferred within the Plan prior to maturity. This fair market value represents guaranteed interest account contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates. This value represents contributions allocated to guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay benefits and insurance company’s administrative expenses. All withdrawals from the guaranteed account are made on a last-in, first-out basis and are made at either book value, the lesser of book or market value, or market value depending upon the withdrawal type as outlined in the contract. Book value equals the sum of all contributions made to the participant account plus interest owed less all asset charges, fees and any previous withdrawals. The contract is therefore included in the financial statements at fair value as reported to the Plan by Principal.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment is not materially different from its fair value.

The Plan invests in the Principal Fixed Income Guaranteed Option (FIGO) investment contract. FIGO, a Group Annuity Contract – Custodial Interest Contract, is backed by the assets of the general account of Principal. Benefit payments are made at contract value (no termination or surrender charges) for plan benefit events and investment transfers initiated by plan participants. Thus, this contract is considered benefit responsive and is reported in the financial statements at contract value which equals fair value. The average yield for this benefit responsive contract was 2.04% during 2013. The crediting interest rate was 2.00% and 1.45% as of December 31, 2013 and 2012, respectively.

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. Loans in default are recorded as distributions based upon the terms of the Plan document and are included in benefits paid to participants. No allowance for credit losses has been recorded as of December 31, 2013 or 2012.

Benefits Paid

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and by revenue sharing with Principal and are excluded from the financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants' accounts and are included in administrative expenses. Investment-related expenses are included in net appreciation in fair value of investments.

Subsequent Events

The Plan Administrator has evaluated events or transactions for potential recognition or disclosure through the date on which the financial statements were issued.

New Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2012-04, Technical Corrections and Improvements (ASU 2012-04). The amendments in ASU 2012-04 cover a wide range of topics in the Accounting Standards Codification (ASC) 820, Fair Value Measurement, including when the use of fair value should be linked to the definition of fair value in ASC 820. The amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012, for public entities and December 15, 2013, for nonpublic entities. The adoption of this update did not have a material impact on the Plan’s financial statements.

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements (continued)

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2013 and 2012:

	2013	2012
Investments at fair value:
Investment contract	$2,504,301	$ *
Guaranteed interest accounts	*	2,375,619
Pooled separate accounts:
Principal International Emerging Markets	*	1,856,497
Principal Large Cap S&P 500 Index	3,212,325	2,209,986
Principal Lifetime 2020	4,244,234	3,464,242
Principal Lifetime 2030	5,047,570	3,416,673
Principal Lifetime 2040	2,935,903	2,395,622
Principal Bond and Mortgage	*	2,571,689
Principal Mid Cap S&P 400 Index	2,202,266	*
Principal Small Cap S&P 600 Index	3,581,096	2,461,583
* Amount less than 5%.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year ended	December 31, 2013
Guaranteed interest accounts	$3,697
Pooled separate accounts	5,818,095
Mutual funds	(68,057)
Common stock of The Coca-Cola Company	221,229
Net appreciation in fair value of investments	$5,974,964

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements (continued)

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012:
Pooled separate accounts - Pooled separate accounts invest primarily in domestic and international long-term bonds, domestic and international stocks, or single mutual funds. The net asset value is used as a practical expedient to determine fair value for these accounts. Each pooled separate account provides for redemptions by the Plan at reported net asset values per share, with no advance notice requirement; therefore these funds are classified within Level 2 of the valuation hierarchy. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.
Mutual funds - The fair value is based on quoted market prices in active markets. Accordingly, the fair value is established using Level 1 inputs.
Common stock - Valued at the closing price reported in the active market on which the individual securities are traded. Accordingly, the fair value is established using Level 1 inputs.
Investment contract - The Fixed Income Guaranteed Option (FIGO) is a benefit-responsive group annuity contract issued by Principal and is carried at fair value.

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table provides information about significant unobservable inputs related to the Plan’s investment in the FIGO contract, which is categorized as Level 3 in the ASC 820 fair value hierarchy:

Contract Type	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Net Crediting Interest Rates
Custodial interest contract	$2,504,301	Fair value equals contract value	Composite crediting rate	2.00%-2.10%

The concept of a value other than contract value does not apply to this insurance company issued general account backed evergreen (no maturity date) group annuity contract. Even upon a discontinuance of the contract, contract value would be paid if the sponsor provides a 12-month irrevocable advance notice.  As there are not any specific securities in the general account that back the liabilities of this annuity contract, it would be inappropriate to look to the market value of the securities within the insurer's general account to determine a fair value. The Plan owns a promise to pay interest at crediting rates which are announced in advance and reset semiannually. The crediting rate is net of administrative fees.

The contract is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of the issuer and not on the value of the securities within the insurer’s general account. As a result, the fair value amount shown is equal to the contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed net crediting rates, less withdrawals.  Key factors that could influence future crediting interest rates are changes in interest rates, and default or credit failures of the securities in the insurer’s general assets. Past interest rates are not indicative of future interest rates.

Guaranteed interest accounts - The Principal Guaranteed Interest Accounts (GIA) cannot be sold to a third party; thus, the only option to exit the GIAs is to withdraw the funds prior to maturity. The fair value is the discontinuance value which is the amount the Plan participant would receive if they transfer or surrender their funds out of the guaranteed interest account prior to maturity. The fair value of the GIAs is computed using a combination of the current interest rates based on remaining investment terms at the reporting date as well as the interest rate on the account. If the applicable interest rate is greater than the interest rate on the account, the fair value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the years (including fractional years) until the maturity date. If the applicable interest rate is equal to or less than the interest rate on the account, the fair value is equal to the contract value. The following table provides information about significant unobservable inputs related to the Plan’s investment in the GIAs, which is categorized as Level 3 in the ASC 820 fair value hierarchy:

Contract Type	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Net Crediting Interest Rates
Guaranteed interest	$1,087,622	Assumed proceeds at discontinuance	Composite guaranteed rate	0.05%-1.71%
			Current rate at December 31, 2013	0.61%-1.27%

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

	Investments at Fair Value
	Level 1	Level 2	Level 3	Total
December 31, 2013:
Pooled separate accounts:
Lifetime balanced asset allocation	$—	$15,670,020	$—	$15,670,020
Fixed income securities	—	1,402,212	—	1,402,212
Large U.S. equity	—	4,221,034	—	4,221,034
Small/mid U.S. equity	—	8,511,136	—	8,511,136
International equity	—	2,723,651	—	2,723,651
U.S. real estate	—	1,482,776	—	1,482,776
Mutual funds:
Fixed income	539,305	—	—	539,305
Small/mid U.S. equity	12,783	—	—	12,783
Other	213,098	—	—	213,098
Common stock	2,049,055	—	—	2,049,055
Investment contract	—	—	2,504,301	2,504,301
Guaranteed interest accounts	—	—	1,087,622	1,087,622
Total investments at fair value	$2,814,241	$34,010,829	$3,591,923	$40,416,993

December 31, 2012:
Pooled separate accounts:
Lifetime balanced asset allocation	$—	$11,140,530	$—	$11,140,530
Fixed income securities	—	2,850,083	—	2,850,083
Large U.S. equity	—	3,089,098	—	3,089,098
Small/mid U.S. equity	—	5,951,053	—	5,951,053
International equity	—	2,741,134	—	2,741,134
U.S. real estate	—	1,311,200	—	1,311,200
Other	—	79,864	—	79,864
Mutual Funds:
Fixed income	862,721	—	—	862,721
Small/mid U.S. equity	1,060	—	—	1,060
Other	305,376	—	—	305,376
Common stock	1,745,545	—	—	1,745,545
Investment contract	—	—	1,443,328	1,443,328
Guaranteed interest accounts	—	—	2,375,619	2,375,619
Total investments at fair value	$2,914,702	$27,162,962	$3,818,947	$33,896,611

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2013:

	Guaranteed Interest Accounts	Investment Contract	Total
Balance, beginning of year	$2,375,619	$1,443,328	$3,818,947
Unrealized gains/(losses) relating to investments held at end of year	3,697	—	3,697
Purchases	—	1,446,153	1,446,153
Sales	(1,303,027)	(415,069)	(1,718,096)
Interest credited	11,333	29,889	41,222
Balance, end of year	$1,087,622	$2,504,301	$3,591,923

The following table sets forth additional disclosures of the Plan's investments, whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2013, and 2012:

	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
December 31, 2013:
Pooled separate accounts:
Lifetime balanced asset allocation (a)	$15,670,020	$—	Daily	None
Fixed income securities (b)	1,402,212	—	Daily	None
Large U.S. equity (c)	4,221,034	—	Daily	None
Small/mid U.S. equity (d)	8,511,136	—	Daily	None
International equity (e)	2,723,651	—	Daily	None
U.S. real estate (f)	1,482,776	—	Daily	None
Total	$34,010,829	$—
December 31, 2012:
Pooled separate accounts:
Lifetime balanced asset allocation (a)	$11,140,530	$—	Daily	None
Fixed income securities (b)	2,850,083	—	Daily	None
Large U.S. equity (c)	3,089,098	—	Daily	None
Small/mid U.S. equity (d)	5,951,053	—	Daily	None
International equity (e)	2,741,134	—	Daily	None
U.S. real estate (f)	1,311,200	—	Daily	None
Other (g)	79,864	—	Daily	None
Total	$27,162,962	$—

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

(a) The pooled separate accounts in this category are primarily “target date funds” that seek a total return consisting of long-term growth and current income. Selected funds within this category may invest in domestic and foreign equity, real estate assets and alternative investments, and fixed income funds. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(b) The pooled separate accounts in this category primarily invest in intermediate-term, fixed income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and U.S. government and agency-backed securities. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(c) The pooled separate accounts in this category primarily invest in equity securities of U.S. companies with large market capitalization. Selected funds within this category may invest in stocks of foreign companies, convertible debt securities, and real estate investment trusts. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(d) The pooled separate accounts in this category seek long-term growth by primarily investing in U.S. equity securities of companies with small to mid-size market capitalization. Selected funds within this category may invest in stocks of foreign companies, U.S. and foreign preferred stocks, convertible debt securities, equity-equivalent securities, non-leveraged stock index futures contracts and options, notes, bonds, and other debt securities. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(e) This category seeks long-term growth by investing in common stocks of non-U.S. companies. Funds within this category may invest in securities of companies with their principal place of business or principal office in emerging market countries or index futures and options and exchange traded funds. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(f) This category invests the majority of its assets in U.S. commercial real estate holdings including multifamily, office, warehouse, manufacturing, and retail properties. It focuses on properties that return both lease income and appreciation of the buildings' marketable value. Investments in this category can be redeemed once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this period.

(g) The pooled separate accounts in this category invest primarily in Principal Financial Group stock or other pooled separate accounts offered by Principal. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

Western Container Corporation Retirement Savings Plan
Notes to Financial Statements (continued)

5. Party-In-Interest Transactions

Parties-in-interest are defined under the Department of Labor’s (DOL) Rules and Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. As such, transactions conducted with Principal, the Company and The Coca-Cola Company qualify as party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7. Tax Status

The Plan obtained its latest determination letter on September 2, 2009, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The letter expired on January 31, 2013. The Plan intends to apply for an updated determination letter with the IRS. Plan management and Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that as of December 31, 2013 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements. The Plan Administrator believes the Plan is no longer subject to income tax examinations for the years before 2010.

8. Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9. Related Party Transactions

The Plan’s investment options include the common stock of The Coca-Cola Company (TCCC). Coca-Cola Refreshments USA, Inc., a wholly owned subsidiary of TCCC, owns a majority of the outstanding shares of the Plan Sponsor’s stock. As of December 31, 2013 and 2012, Plan investments in the common stock of TCCC had a fair value of $2,049,055 and $1,745,545, respectively.

10. Nonexempt Transactions

During 2013, the Company failed to deposit $34,473 of employee contributions and participant loan repayments within the required time as prescribed by the DOL. The DOL considers late deposits of employee contributions and participant loan repayments to be prohibited transactions. The Company fully corrected the late deposits of employee contributions and loan repayments under the Voluntary Fiduciary Correction Program (VFCP) by remitting to the Plan lost earnings totaling $334 during 2013. The Company also paid applicable excise taxes to the IRS during 2013.

Western Container Corporation Retirement Savings Plan
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

Plan Number: 001
Plan Sponsor EIN: 75-1710284

December 31, 2013

	Total that Constitutes
	Nonexempt Prohibited Transactions
Participant Contributions Transferred Late	Contributions	Contributions Corrected	Contributions Pending	Total Fully Corrected Under VFCP and PTE
to Plan *	Not Corrected	Outside VFCP	Correction in VFCP	2002-51
$34,473	$—	$—	$—	$34,473

* Includes late participant loan repayments.

Western Container Corporation Retirement Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
Plan Number: 001
Plan Sponsor EIN: 75-1710284

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	Principal Life Insurance Company	Guaranteed interest accounts	$1,087,622
*	Principal Life Insurance Company	Fixed Income Guaranteed Option	2,504,301
	Pooled separate accounts:
*	Principal Life Insurance Company	Bond and Mortgage	1,307,835
*	Principal Life Insurance Company	Bond Market Index	94,377
*	Principal Life Insurance Company	Equity Income	328,707
*	Principal Life Insurance Company	International Emerging Markets	1,520,862
*	Principal Life Insurance Company	International Equity Index	1,202,789
*	Principal Life Insurance Company	Large Cap Growth II	680,002
*	Principal Life Insurance Company	Large Cap S&P 500 Index	3,212,325
*	Principal Life Insurance Company	Lifetime 2010	921,557
*	Principal Life Insurance Company	Lifetime 2020	4,244,234
*	Principal Life Insurance Company	Lifetime 2030	5,047,570
*	Principal Life Insurance Company	Lifetime 2040	2,935,903
*	Principal Life Insurance Company	Lifetime 2050	1,628,758
*	Principal Life Insurance Company	Lifetime Strategic Income	891,998
*	Principal Life Insurance Company	Mid Cap Growth III	1,132,272
*	Principal Life Insurance Company	Mid Cap S&P 400 Index	2,202,266
*	Principal Life Insurance Company	Mid Cap Value III	1,294,655
*	Principal Life Insurance Company	Small Cap Growth II	300,847
*	Principal Life Insurance Company	Small Cap S&P 600 Index	3,581,096
*	Principal Life Insurance Company	U.S. Property	1,482,776
			34,010,829
	Mutual funds:
	Fidelity Investments	Advantage Gov't Income A Fund	539,305
	Goldman Sachs	Small Cap Value A Fund	12,783
	PIMCO	Commercial Real Return Strategy A Fund	213,098
			765,186
*	The Coca-Cola Company	Common stock	2,049,055
*	Participants	Notes receivable with interest rates ranging from 4.25% to 9.25% due through February 2024	1,776,809
			$42,193,802
* Party-in-interest to the Plan
Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN (Name of Plan)

/s/ MELODY HANNA
Date:	June 27, 2014	Melody Hanna Chairperson, The Coca-Cola Company Benefits Committee

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	Long & Associates, LLC Consent of Independent Registered Public Accounting Firm
Exhibit 23.2	McGladrey LLP Consent of Independent Registered Public Accounting Firm